

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Guillermo Trias
Chief Executive Officer/President of the Sponsor
Tidal Commodities Trust I
c/o Toroso Investments, LLC
234 West Florida Street, Suite 203
Milwaukee, WI 53204

>   **Re: Tidal Commodities Trust I**
>   **Amendment No. 3 to Registration Statement of Form S-1**
>   **Filed January 26, 2024**
>   **File No. 333-276254**

Dear Guillermo Trias:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary
The Fund's Current Net Assets and Year to Date Performance, page 1

1.   According to your website, the total net assets and number of shares outstanding of the Fund have increased since the end of 2023. Please revise to provide updated disclosure.

The Offering
Fund Expenses, page 10

2.   Refer to your response to comment 2. We note your revised disclosure on page 10 that "[t]he Trust may be required to indemnify the Sponsor, and the Trust and/or the Sponsor may be required to indemnify the Trustee, Marketing Agent or Administrator, under

certain unusual or extraordinary circumstances" and that "[a]ny such indemnification paid by the Trust and/or Sponsor generally would cover losses incurred by an indemnified party for (1) expenses incurred by a party when rendering services to the Trust or the Sponsor, (2) expenses arising from a breach of obligations or non-compliance with laws, or (3) expenses arising out of the formation, operation or termination of the Trust." Please revise to clarify whether such expenses would be allocated by the Sponsor using a pro rata methodology that allocates certain Trust expenses to the Fund and each other series of the Trust in existence at the occurrence of any such expense according to the relative net asset values of the Fund and each other series of the Trust or whether these expenses would be paid by the Fund as we note that "[t]he Fund pays all of its non-recurring and unusual fees and expenses, if any, as determined by the Sponsor."

3.   Refer to your response to comment 3. Please expand your disclosure on page 10 to clarify that, pursuant to the Fund's agreement with the Cash Custodian, the Trust is obligated to indemnify the Cash Custodian, and that, pursuant to the Fund's Sub-Administration Agreement, the Transfer Agent Servicing Agreement and the Fund Accounting Agreement with Global Fund Services, the Trust is required to indemnify Global Fund Services. In this regard, we note that your disclosure on page 10 states that "[t]he Trust may be required to indemnify the Sponsor, and the Trust and/or the Sponsor may be required to indemnify the Trustee, Marketing Agent or Administrator, under certain unusual or extraordinary circumstances.

Operation of the Fund
Calculating NAV
The Futures-Based Spot Price for bitcoin, page 83

4.   Refer to your response to comment 4. We note your revised disclosure on pages 10 and 83 that "[i]n the event both the FBSP and the NQBTCS are unavailable, the Sponsor will fair value the Fund's bitcoin based on the CME published settlement prices." We note that the FBSP calculation appears to utilize the CME published settlement prices. Please revise your disclosure to clarify the difference between the FBSP calculation and the use of the CME published settlement prices in the event that both the FBSP and NQBTCS are unavailable by describing how the Fund's bitcoin is calculated using the CME published settlement prices in the event that both the FBSP and NQBTCS are unavailable. In addition, please describe the criteria the Sponsor will use to determine that the FBSP calculation should not be used to value the Fund's bitcoin.

Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets